RESIGNATION

         I, Daniel McCormick, President, Chief Executive Officer and a director of Vitatonics Corp., a Nevada corporation ("Corporation"), hereby tender and submit my resignation as President, Chief Executive Officer and a director of the Corporation; such resignation to be effective on the 16th day of June 2003.

         Furthermore, I hereby waive any unpaid or accrued compensation due to me from the Corporation. I am not due any shares of common stock in the Corporation for services that I have performed or fees I have paid on behalf of the Corporation. Finally, I hereby waive any funds due to me for any reason, including, but not limited to, funds related to providing office space to the Corporation during my tenure as an officer and director of the Corporation.


                                                       /s/  Daniel McCormick
                                                       ---------------------
                                                            Daniel McCormick